Mail Stop 4561

July 23, 2007

Manfred Sternberg
701 North Post Oak Road, Suite 100
Houston, TX 77024

> **Re: Bluegate Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007**
> **File No. 000-22711**

Dear Mr. Sternberg:

We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief